EXHIBIT 21

SUBSIDIARIES OF CAPITALSOUTH BANCORP

Name	State of Organization	Additional Trade Name
CapitalSouth Bank	Alabama	Banco Hispano
Capital Bank	Alabama	—
CapitalSouth Insurance, Inc.	Alabama	—
BOA Mortgage Company LLC	Alabama	—
Security Mutual Financial Services, Inc.	Alabama	—
Financial Investors Statutory Trust I	Connecticut	—
Financial Investors Statutory Trust II	Delaware	—